UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69815 /June 21, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15128

In the Matter of   :

                                              :

THE HARTCOURT COMPANIES, INC.,   :

HAWKSDALE FINANCIAL VISIONS, INC.   :   ORDER MAKING FINDINGS

   (n/k/a ADVANCED MEDICAL   :   AND REVOKING REGISTRATION

      INSTITUTE, INC.),   :   OF HELLENIC SOLUTIONS CORP.

HEALTHCARE PROVIDERS DIRECT, INC.,   :   BY DEFAULT

HEARTLAND OIL & GAS CORP.,   :

HELLENIC SOLUTIONS CORP., and   :

HIV-VAC, INC. (n/k/a GRUPO INTER-   :

      NATIONAL, INC.)   :

        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on December 12, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that these six Respondents had securities registered with the Commission pursuant to Exchange Act Section 12(g) and all had failed to file required periodic reports with the Commission for several years. On January 18, 2013, I issued an Order Making Findings and Revoking Registrations of Respondents Except for Hellenic Solutions Corp. and HIV-VAC, Inc. (n/k/a Grupo International, Inc.), by Default. The Hartcourt Companies, Inc., Exchange Act Release No. 68686, 105 SEC Docket 63262.

        On April 11, 2013, the Division of Enforcement (Division) filed a motion with the Commission to dismiss HIV-VAC, Inc. (n/k/a Grupo International, Inc.), from the proceeding.

        Despite the following scenario, I ruled that the Commission had not accomplished service on Hellenic Solutions Corp. (Hellenic Solutions). Id. On December 13, 2012, the Commission sent the OIP by International Registered Mail to Hellenic Solutions c/o D. Goulielmos & Partners Law Offices, 38, Skoufa Street, 106, 72 Athens, Greece, which is the address on Hellenic Solutions' Form 6-K filed on September 15, 2011, its most recent filing with the Commission. According to www.USPS.com, the OIP was received in Greece on January 4, 2013, at 10:10 a.m., but the record does not contain evidence of delivery or attempted delivery. Following my ruling, on January 22, 2013, the Division informed my Office that it would attempt to serve Hellenic Solutions in Greece pursuant to the Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters (Hague Convention). On May 2, 2013, the Division filed a Return of Service on Hellenic Solutions Corp. from Greek Hague Convention Authority and English Translation (Return of Service). The Return of Service states that Hellenic Solutions was served with the OIP on April 11, 2013, by personal delivery at the address on its most recent filing with the Commission. See 17 C.F.R. § 201.141(a)(ii), (iv). The record does not show any filings or communications from Hellenic Solutions since it was served with the OIP.

Ruling

Hellenic Solutions is in default because it has not answered the allegations in the OIP and has not otherwise defended the proceeding; I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f).

Hellenic Solutions, Central Index Key No. 1368195, is a Cayman Islands corporation located in Athens, Greece, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hellenic Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of December 3, 2012, the company's stock, symbol "AEGZF," was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

Hellenic Solutions has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, and to heed delinquency letters sent by the Division of Corporation Finance requesting compliance with their periodic filing obligations. I conclude on these facts that revocation of the registration of each class of its registered securities is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Hellenic Solutions Corp. is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge